Exhibit 3.1

Third Amendment to Second Amended and Restated Bylaws of Kite Realty Group Trust

On July 18, 2021, the Board of Trustees of Kite Realty Group Trust approved and adopted the following amendment to the Company’s Second Amended and Restated Bylaws (as amended, the “Bylaws”):

1.	The Bylaws are hereby amended by adding, after Article XIII, the following new Article XIV:

ARTICLE XIV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Trust consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought in the right or on behalf of the Trust, (c) any action asserting a claim of breach of any duty owed by any trustee, officer, employee or agent of the Trust to the Trust or to the shareholders of the Trust, (d) any action asserting a claim against the Trust or any trustee, officer, employee or agent of the Trust arising pursuant to any provision of the Maryland REIT Law, the Declaration of Trust or these Bylaws or (e) any action asserting a claim against the Trust or any trustee, officer, employee or agent of the Trust that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Trust consents in writing to such court.

Unless the Trust consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.